So
3-16-04

VP 3-4-04

04001727

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/14/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TBD Services, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 525
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 27 2004
838

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBD Services, L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIA GP, INC.
General Partner

By: ______________________

Title: President

Notary Public

MARY HALL
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 03-26-06

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TBD SERVICES, LP

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD FROM INCEPTION (MAY 14, 2003)
TO DECEMBER 31, 2003

TBD SERVICES, LP

CONTENTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

To the Partners
TBD Services, LP

We have audited the accompanying statement of financial condition of TBD Services, LP as of December 31, 2003, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from inception (May 14, 2003) to December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBD Services, LP as of December 31, 2003, and the results of its operations and its cash flows for the period from inception (May 14, 2003) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 29, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

TBD SERVICES, LP
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 53,718
Fees receivables	99,946
Prepaid expenses	5,530
	$ 159,194

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable	$ 15,201
Accrued liabilities	10,765
	25,966
Partners' Capital	133,228
	$ 159,194

The accompanying notes are an integral part of these financial statements.

TBD SERVICES, LP
Statement of Income
For the Period from Inception
(May 14, 2003) to December 31, 2003

Revenues	
Insurance consulting	$ 88,117
Placement fees	12,559
Other	1
	100,677
Expenses	
Compensation	28,133
Regulatory fees and expenses	17,796
Facilities	1,109
Equipment	79
Communications	949
Other	139,636
	187,702
Net loss	$ (87,025)

The accompanying notes are an integral part of these financial statements.

TBD SERVICES, LP
Statement of Changes in Partners' Capital
For the Period from Inception
(May 14, 2003) to December 31, 2003

	Partners' Capital	(Loss)	Total
Balances at May 14, 2003	$ -0-	$ -0-	$ -0-
Contribution of capital	220,253		220,253
Net loss for the period ended December 31, 2003		(87,025)	(87,025)
Balances at December 31, 2003	$ 220,253	$ (87,025)	$ 133,228

The accompanying notes are an integral part of these financial statements.

TBD SERVICES, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period from Inception
(May 14, 2003) to December 31, 2003

Balance, at May 14, 2003	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2003	$	-0-

The accompanying notes are an integral part of these financial statements.

TBD SERVICES, LP
Statement of Cash Flows
For the Period from Inception
(May 14, 2003) to December 31, 2003

Cash flows from operating activities	
Net loss	$ (87,025)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Increase (decrease in assets and liabilities:	
Fees receivables	(99,946)
Prepaid expenses	(5,530)
Accounts payable	15,201
Accrued liabilities	10,765
Net cash provided (used) by operating activities	(166,535)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Contribution of capital	220,253
Net cash provided (used) by financing activities	220,253
Net increase (decrease) in cash and cash equivalents	53,718
Cash and cash equivalents at beginning of period	-0-
Cash and cash equivalents at end of period	$ 53,718

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

TBD SERVICES, LP
Notes to Financial Statements
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

TBD Services, LP (the "Company") began operations on May 14, 2003 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) on June 6, 2003. The Company operates under (S.E.C.) Rule 15c3-3(k)(2)(i) refers clients to hedge funds under a marketing agreement and receives fees and commissions from insurance agencies. The Company is a Texas limited partnership.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes

No provision for income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

Allocation of Income and Loss

Except for certain events provided for in the Partnership agreement, income or loss of the Partnership shall be allocated among partners in accordance with their respective percentage interests.

Management Powers

The general partner is responsible for management of the Partnership including the timing and amount of all distributions to the partners.

Limited Liability

Except as otherwise provided by law, the Partnership agreement provides that the limited partner shall not be personally liable for obligations of the Partnership.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of approximately $27,552 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .9 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of operations.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions

The Company is provided office space, equipment, and general and administrative services by two partnerships, Taylor Investment Advisors, LP (TIA) and TMT Partners, Ltd. (TMTP). TIA and the Company are owned by the same general and limited partners. TMTP has a preferred and normal limited partnership interest in the Company's sole limited partner. The Company incurred $23,456 and $3,662 for these services for the period ended December 31, 2003 from TIA and TMTP, respectively. $14,256 was due to these parties at December 31, 2003.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2003

Schedule I

TBD SERVICES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total Partners' Capital qualified for net capital	$ 133,228
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	133,228
Deductions and/or charges	
Non-allowable assets:	
Fees receivable	(99,946)
Prepaid expenses	(5,530)
Net capital before haircuts on securities positions	27,752
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$ 27,752

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Total aggregate indebtedness	$ 25,966

Schedule I (continued)

TBD SERVICES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12 1/2% of total aggregate indebtedness)	$ 3,246
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 22,752
Excess net capital at 1000%	$ 25,155
Ratio: Aggregate indebtedness to net capital	.9 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

TBD SERVICES, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company engages in private placement of securities, refers clients to hedge funds under a marketing agreement and receives fees and commissions from insurance agencies.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Period from inception
(May 14, 2003) to December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
TBD Services, LP

In planning and performing our audit of the financial statements and supplemental schedules of TBD Services, LP (the "Company"), for the period from inception (May 14, 2003) to December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
January 29, 2004